LIMITED BRANDS ANNOUNCES FINAL RESULTS OF “DUTCH
AUCTION” TENDER OFFER

Columbus, Ohio (April 1, 2004) — Limited Brands, Inc. (NYSE: LTD) today announced the final results of its modified “Dutch Auction” tender offer to purchase $1 billion of its outstanding common stock. The tender offer, which was oversubscribed, expired at 12:00 midnight, New York City time, on Friday, March 26, 2004.

Based on the final count by the depositary for the tender offer, 65,428,683 shares of common stock were properly tendered and not withdrawn at $19.75 per share. The Company exercised its right to purchase up to an additional 2% of its outstanding shares without extending the tender offer and has accepted for purchase and will promptly pay for 50,632,881 of these shares, including all “odd lots” properly tendered at the $19.75 purchase price. Limited Brands has been informed by the depositary for the tender offer that the final proration factor is 77.583332%. Following purchase of the 50,632,881 shares pursuant to the tender offer, there will be approximately 471 million shares of Limited Brands common stock issued and outstanding. The dealer managers for the tender offer were Banc of America Securities LLC and JPMorgan.

ABOUT LIMITED BRANDS:
Limited Brands, through Victoria’s Secret, Bath & Body Works, Express, Express Men’s, Limited Stores, White Barn Candle Co. and Henri Bendel, presently operates 3,900 specialty stores. Victoria’s Secret products are also available through the catalogue and www.VictoriasSecret.com.

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For further information, please contact:
Tom Katzenmeyer
Senior Vice President, Investor, Media and Community Relations
Limited Brands 614-415-7076 www.Limitedbrands.com

Three Limited Parkway  Columbus, Ohio 43230  www.LimitedBrands.com